Russel Mancusso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 18, 2017

Re:	Kindara Inc.

Offering Statement on Form 1-A

Filed June 20, 2017

File No. 024-10709

Dear Mr. Mancusso:

We acknowledge receipt of comments in your letter of July 14, 2017, which we have set out below, together with our responses.

Offering Circular Cover Page

1. Reconcile the minimum amount for the offering as disclosed in the last paragraph of page 1 with your disclosures on pages 10 through 12.

We have amended the cover page as requested.

Our Current Products, page 4

2. Please provide us objective support for your claim that your thermometer “is the first and only oral fertility thermometer built to sync with an app.”

We have amended the statement (and all other references throughout the offering memorandum) to the following: "Developed in 2014, we believe Wink is one of the first oral fertility thermometers built to sync with an app."

Objective support: https://gizmodo.com/these-thermometers-make-the-least-reliable-birth-contro-1643454428

Kindara’s Product Offerings, page 6

3. Tell us the basis for your disclosure here and on page 15 that your product has been approved as a proception device by the FDA. If the FDA has not approved your product for sale based on its review of clinical studies, it is unclear why it is appropriate to claim that the FDA has approved the product.

We have amended the disclosure on page 15 to clarify the role of the FDA with respect to the device and expanded the risk factor on page 6 accordingly.

Patents, page 20

4. Revise to clarify the status and term of your patents. It is unclear how your disclosure in the table that the patents are “expired provisional” is consistent with the paragraph preceding the table.

We have updated and amended the table and removed the “expired provisional” references.

Security Ownership of Management and Certain Securityholders, page 25

5. Revise your references to “Preferred Stock” to indicate the class of preferred. Also, ensure that you have identified each beneficial owner of more than 10% of each class of preferred stock.

We have amended the disclosure in “Security Ownership of Management and Certain Securityholders” to indicate the class of preferred stock that each entity holds. We have also identified each beneficial owner of more than 10% of each class of preferred stock.

Rights and Preferences, page 28

6. Disclose the Series Seed Preferred Stock conversion price after giving effect to this offering as a result of the anti-dilution provision described on page 29.

The original statement regarding an anti-dilution provision on page 29 was incorrect and has been replaced. There will be no adjustment to the Series Seed Preferred Stock conversion price after giving effect to this offering.

Exhibits

7. File (1) your agreement with Hana, and (2) the rights acquisition and royalty agreement mentioned on page F-19.

The requested disclosures have been filed and added to the Exhibit Index.

Sincerely,

/s/Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc: Ira Hernowitz

Kindara Inc.